As filed with the Securities and Exchange Commission on November 5, 1998
                                                    Registration No. 333-39775


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              ------------------


                          AMENDMENT NO. 4 ON FORM S-2
                                      TO
                            REGISTRATION STATEMENT
                                      ON
                                   FORM S-3
                                     UNDER
                          THE SECURITIES ACT OF 1933
                              ------------------


                INTEGRATED SPATIAL INFORMATION SOLUTIONS, INC.
            (Exact name of registrant as specified in its charter)
                              ------------------

              COLORADO                                 84-0868815
   (State or other jurisdiction of                  (I.R.S. Employer
   incorporation or organization)                Identification Number)


                      13119 PROFESSIONAL DRIVE, SUITE 200
                          JACKSONVILLE, FLORIDA 32225
                                (904) 220-4747
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              G. STEPHEN CARREKER
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                INTEGRATED SPATIAL INFORMATION SOLUTIONS, INC.
                      13119 PROFESSIONAL DRIVE, SUITE 200
                          JACKSONVILLE, FLORIDA 32225
                                (904) 220-4747
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              ------------------


                                   Copy to:
                           Lester R. Woodward, Esq.
                          Davis, Graham &  Stubbs LLP
                                  Suite 4700
                            370 Seventeenth Street
                            Denver, Colorado 80202
                                (303) 892-9400
                              ------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
   From time to time after the effective date of this Registration Statement.
                              ------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


    Pursuant to Rule 416 of the Securities Act of 1933, this Registration Statement also registers shares of the Common Stock of the Company to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.


                              ------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.


                SUBJECT TO COMPLETION, DATED NOVEMBER ___, 1998


                INTEGRATED SPATIAL INFORMATION SOLUTIONS, INC.

     6,993,380 SHARES OF COMMON STOCK OFFERED BY THE SELLING STOCKHOLDERS


      This Prospectus relates to 6,993,380 shares of the common stock, no par value (the "Common Stock") of Integrated Spatial Information Solutions, Inc., a Colorado corporation (the "Company") (formerly DCX, Inc.) (collectively the "Stockholder Securities") offered by the stockholders of the Company named under "Selling Stockholders" (the "Selling Stockholders"). The Stockholder Securities include 1,223,493 shares of Common Stock issuable upon exercise of warrants issued by the Company (collectively the "Warrant Shares").


      3,839,442 of the Selling Stockholder Securities are being offered by the former shareholders of PlanGraphics, Inc. ("PlanGraphics"), a wholly-owned subsidiary of the Company, certain consultants engaged by the Company in connection with the transaction by which PlanGraphics became a Company subsidiary, and by other consultants, affiliates and investors of PlanGraphics and the Company. The remaining 2,908,938 and 245,000 Stockholder Securities are being offered respectively by Austost Anstalt Schaan and Balmore Funds S.A., the investors in the Company's August 1998 private placement (the "Private Placement") of 700 shares of its Series A 6% Cumulative Convertible Preferred Stock ("Preferred Stock"), and by The Ridgefield Group and Libra Finance, S.A., placement agents for the Private Placement, pursuant to warrants to purchase up to 245,000 shares of Common Stock.

      As described more fully herein at "Risk Factors-Private Placement; Conversion of Preferred Stock; Dilution; Mandatory Redemption," the Preferred Stock is convertible into a presently indeterminate number of shares of Common Stock. No shares of Preferred Stock have as of yet been converted. As of the date of this Prospectus, the Company has issued and received payment for only 700 of the 2,000 shares of Preferred Stock offered in the Private Placement. The remaining shares of Preferred Stock were to be issued in two additional installments of 825 and 475 shares, respectively, upon satisfaction of certain conditions such as the registration of the shares of Common Stock underlying such Preferred Stock, the Company's maintaining its listing on the NASDAQ SmallCap Market, and the Common Stock maintaining a market value of $.87 or greater per share at specified times, unless waived by the investors. Because of market conditions, the trading price of the Common Stock, and the Company's delisting from NASDAQ, discussed below, the remaining Private Placement shares will not issue and the second and third tranches of Private Placement funds being held in escrow in connection therewith have been returned to the Private Placement investors. Consequently, the Private Placement consists solely of the previously completed offering of 700 shares of Preferred Stock.


      As to the Private Placement, this Registration Statement relates solely to the shares of Common Stock issuable upon any conversion of 700 shares of Preferred Stock, based generally upon a conversion price of eighty percent (the Preferred Stock maximum discount rate upon conversion, as discussed in greater detail below) of the closing price of the Common Stock on October 8, 1998, and the 245,000 shares of Common Stock issuable upon exercise of warrants sold by the Company in connection with the Private Placement. The exact number of shares of Common Stock issuable upon conversion will be determined by a number of factors including, among others, whether all

Preferred Stock dividends have been paid, and the then-current market price of the Common Stock. In this regard, the number of shares which would issue upon any conversion of Preferred Stock will increase to the extent the delisting of the Common Stock from NASDAQ and any associated decrease in the liquidity of the Common Stock create downward price pressure on the Common Stock. Further, while the Company is unaware of any such intentions, it is possible that the holders of Preferred Stock could engage in short sales of the Common Stock prior to any conversion of the Preferred Stock, potentially resulting in a reduction in the trading price of the Common Stock and an increase in the number of shares of Common Stock issuing upon such conversion. Investors should note then, that the number of shares of Common Stock which may issue upon conversion of the Preferred Stock may be materially less or greater than 2,908,938 shares and this number does not constitute a projection by the Company as to the future market price of its Common Stock or the number of shares of Common Stock which will ultimately issue upon any conversion of Preferred Stock. If because of decreases in the Common Stock trading price the number of shares of Common Stock to issue upon any conversion of the Preferred Stock exceed 2,908,938 shares, the Company will be required to file an additional registration statement registering such shares, the cost of which registration would be borne by the Company.

      On September 4, 1998, NASDAQ notified the Company that the Common Stock would be delisted effective that day due to the Company's inability to comply with the terms of the Nasdaq Listing Qualifications Panel for the Company to maintain it's listing on the NASDAQ Small Cap Market. In particular, the Company was unable to meet the timetable established by the Panel for the closing of the second and third tranches of the Private Placement and the corresponding disbursement of proceeds to the Company. The Company's current listing on the Over-the-Counter ("OTC") Bulletin Board may reduce the liquidity of the Common Stock, thereby creating an inhibiting effect upon the Company's ability to raise capital through equity offerings. To the extent the Company is unable to satisfy its working capital needs by other means, the Company's ability to remove the going concern qualification to its financial statements, discussed more fully below in "Risk Factors-Accumulated Deficit; Operating Expenses; Continuation as a Going Concern," will therefore be adversely effected.

      Stockholder Securities may be sold from time to time in transactions (which may include block transactions) on the OTC Bulletin Board, in negotiated transactions, or by a combination of such methods of sale at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The holders of Stockholder Securities may effect such transactions by selling Stockholder Securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the holders of Stockholder Securities and/or the purchasers of Stockholder Securities for whom such broker-dealers may act as agent or to whom they may sell as principal or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

      The Warrant Shares have issued or may issue under certain warrants issued by the Company as compensation for services, in connection with other business transactions, or issued in connection with the Private Placement. These consist of: one warrant issued to Transition Partners Limited to acquire up to 111,260 shares, exercisable in full at an exercise price of $1.00 per share, exercisable until January 14, 2002, as compensation for certain financial and management advisory services to the Company, and one warrant issued to Transition Partners Limited to acquire up to 243,596 shares, at exercise prices ranging from $1.00 to $2.125 per share, and which are not yet fixed as to 66,552 of these warrant shares and which therefore may as to such shares be exercisable above or below the $1.00 to $2.125 range per share, exercisable upon and to the extent of the issuance of additional shares of Common Stock by the Company pursuant to the anti-dilution provisions of the consulting agreement between Transition Partners Limited and the Company, exercisable until January 14, 2002; one warrant issued to Copeland Consulting Group, Inc., a company owned by Gene R. Copeland, a Managing Director of Transition Partners Limited, to purchase up to 111,260 shares, exercisable in full at an exercise price of $1.00 per share, exercisable until January 14, 2002, as compensation for the financial and management advisory services provided to the Company by Transition Partners Limited, and one warrant issued to Copeland Consulting Group, Inc. to acquire up to 243,596 shares, at exercise prices ranging from $1.00 to $2.125 per share, and which are not yet fixed as to 66,552 of these warrant shares and which therefore may as to such shares be exercisable at per share prices above or below the $1.00 to $2.125 range per share, exercisable upon and to the extent of the issuance of additional shares of Common Stock by the Company pursuant to the anti-dilution provisions of the consulting agreement between Transition Partners Limited and the Company, exercisable until January 14, 2002; warrants issued to Spencer Edwards, Inc. to purchase up to 120,000 shares, exercisable in full at an exercise price of $2.25 per share, exercisable until June 30, 1999, as compensation for certain financial advisory services; warrants issued to Coretech, Ltd. to acquire up to 36,281 shares, exercisable in full at an exercise price of $1.875 per share, exercisable through November 8, 1998, for services in connection with an equity offering by the Company; warrants issued to Gerald Alexander to purchase up to 97,500 shares, exercisable in full at an exercise price of $1.875 per share, exercisable through August 1, 2000, for services in connection with an equity offering by the Company; warrants issued to The Ridgefield Group to purchase up to 52,500 shares, exercisable in full at an exercise price of $.75 per share, exercisable through August 19, 2001, issued as placement agent compensation in the Private Placement; warrants issued to Libra Finance, S.A. to purchase up to 52,500 shares exercisable in full at an exercise price of $.75 per share, exercisable through August 19, 2001, issued as placement agent compensation in the Private Placement; warrants issued to the investors in the Private Placement to purchase up to 140,000 shares, exercisable in full at an exercise price of $.7875 per share, exercisable through August 19, 2001, which warrants were assigned by the investors to Libra France S.A.; warrants issued to Jeffrey A. Holtz to purchase up to 5,000 shares, exercisable in full as of their grant date through August 17, 2001 at an exercise price of $.98 per share, issued in connection with the private placement by the Company with Mr. Holtz of 28,571 shares of Common Stock in 1998; and warrants issued to Human Vision Corporation to purchase up to 5,000 shares, exercisable in full as of their grant date through August 17, 2001 at an exercise price of $.98 per share, issued in connection with the private placement by the Company with Human Vision Corporation of 28,571 shares of Common Stock in 1998.

      This offering will terminate on a date determined pursuant to an agreement between the Company and each Selling Stockholder. See "Selling Stockholders" and "Sale of Shares."

      None of the proceeds from the sale of the Stockholder Securities by the Selling Stockholders will be received by the Company. The Company has generally agreed to bear all expenses (other than selling commissions and fees and expenses of counsel or other out-of-pocket expenses incurred by the Selling Stockholders, except as to the Private Placement Selling Stockholders, for whom the Company is paying legal fees of one counsel representing all of such Selling Stockholders) in connection with the registration and sale of the Stockholder Securities. The Company has agreed
to  indemnify  certain  Selling  Stockholders  against  specified   liabilities,
including liabilities under the Securities Act of 1933, as amended (the "Act"). See "Selling Stockholders" and "Sale of Shares."

 The Common Stock is traded on the OTC Bulletin Board under the symbol "ISSS."

                THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK.
                              SEE "RISK FACTORS."

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
              THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                  OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.



-------------------------------------------------------------------------------
                                   Price to                 Proceeds to Selling
                                   Public(1)   Commissions     Stockholders
-------------------------------------------------------------------------------

                                                            Proceeds to Selling
Stockholder Securities..........                               Stockholders
----------------------                                         ------------

Per Share.......................      (2)          N/A             (2)
Total...........................      (2)          N/A             (2)


(1) Total offering expenses to be borne by the Company are approximately $73,436.00.
(2) Amounts cannot be determined, since price to the public may be the market price prevailing at the time of sale, a price related to such market price or a negotiated price. The closing price of the Company's Common Stock on the OTC Bulletin Board on November 4, 1998 was $.5625 per share.

               The date of this Prospectus is November __, 1998.

                               TABLE OF CONTENTS

                                                                          PAGE

AVAILABLE INFORMATION........................................................6

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE............................6

THE OFFERING.................................................................8

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS..............................9

RISK FACTORS................................................................10


THE COMPANY ................................................................19

USE OF PROCEEDS.............................................................19

SELLING STOCKHOLDERS........................................................20

SALE OF SHARES..............................................................23

RECENT DEVELOPMENTS.........................................................23

LEGAL MATTERS...............................................................24

EXPERTS.....................................................................24

                             AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 as well as of the following Regional Offices; Northwestern Atrium Center, Citicorp Center, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of any such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission also maintains a website at http:\\www.sec.gov that contains reports, proxy and information statements and other information.


      This Prospectus is, without charge, accompanied by and must be read in conjunction with the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1997 and most recently filed Quarterly Report on Form 10-QSB. The Annual Report on Form 10-KSB was amended on October 29, 1998 to revise at Note 2 to the Company's audited financial statements the unaudited pro forma consolidated results of operations for PlanGraphics.


                              ------------------


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The following documents filed by Integrated Spatial Information Solutions, Inc. (formerly DCX, Inc.) with the Commission are incorporated by reference in this Prospectus:

      (1) Annual Report on Form 10-KSB for the year ended September 30, 1997, filed with the Commission on January 13, 1998;

      (2) Annual Report on Form 10-KSB/A for the year ended September 30, 1997, filed with the Commission on May 21, 1998;

      (3) Annual Report on Form 10-KSB/A for the year-ended September 30, 1996, filed with the Commission on January 23, 1998;

      (4) Current Report on Form 8-K, dated September 22, 1997, filed with the Commission on October 7, 1997;

      (5) Current Report on Form 8-K, dated October 8, 1997, filed with the Commission on October 23, 1997;

      (6) Current Report on Form 8-K, dated October 14, 1997, filed with the Commission on October 27, 1997;

      (7) Current Report on Form 8-K/A, dated September 22, 1997, filed with the Commission on November 6, 1997;

      (8) Current Report on Form 8-K/A, dated October 8, 1997, filed with the Commission on November 6, 1997;

      (9) Current Report on Form 8-K, dated November 3, 1997, filed with the Commission on November 18, 1997;

      (10) Quarterly Report on Form 10-QSB for the quarter ended December 31, 1997, filed with the Commission on February 19, 1998;

      (11) Quarterly Report on Form 10-QSB/A for the quarter ended December 31, 1997, filed with the Commission on March 27, 1998;

      (12) Current Report on Form 8-K dated March 26, 1998, filed with the Commission on April 7, 1998;

      (13) Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998, filed with the Commission on May 15, 1998;

      (14) Current Report on Form 8-K, dated June 26, 1998, filed with the Commission on July 10, 1998;

      (15) Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998, filed with the Commission on August 14, 1998;

      (16) Current Report on Form 8-K, dated August 13, 1998, filed with the Commission on August 20, 1998;


      (17) Quarterly Report on Form 10-QSB/A for the quarter ended June 30, 1998, filed with the Commission on October 13, 1998;

      (18) Annual Report on Form 10-KSB/A-2 for the fiscal year ended September 30, 1998, filed with the Commission on October 29, 1998; and

      (19) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, filed March 3, 1986 (File No. 0-14273).

      The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the oral or written request of such person, a copy of any document incorporated in this Prospectus by reference, except exhibits to such information unless such exhibits are also expressly incorporated by reference herein. Requests for such information should be directed to Integrated Spatial Information Solutions, Inc., 13119 Professional Drive, Suite 200, Jacksonville, Florida 32225, Attention: Corporate Secretary, telephone (904) 220-4747.

                                 THE OFFERING

Common Stock Offered by the

Selling Stockholders....... The Selling Stockholders, who are identified under "Selling Stockholders," are offering
                            6,993,380 shares of Common Stock, issued or to be issued by the Company upon conversion of Preferred Stock or exercise of warrants issued in the Private Placement, in or in connection with its acquisition of PlanGraphics, Inc., or in connection with other business transactions by PlanGraphics or the Company.


Securities Outstanding......As of November 4, 1998, approximately
                            11,683,337 shares of Common Stock, authorized or outstanding warrants and options to purchase approximately 6,630,335 shares of Common
                            Stock, and 700 authorized and outstanding shares of the Company's Series A 6% Cumulative Convertible Preferred Stock.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS


      This Prospectus includes and incorporates by reference statements that are not purely historical and are "forward-looking statements" within the meaning of
Section 27A of the Act and Section 21E of the Exchange Act, including statements regarding the Company's expectations, hopes, beliefs, intentions or strategies regarding the future. All statements other than statements of historical fact included in or incorporated by reference in this Prospectus, including without limitation, expected growth of the domestic and global geographic information systems markets, beliefs regarding the strength of the Company's market position with respect to new or contemplated business strategies and activities, expectations regarding availability and marketability of new digital imaging products and proceeds, anticipated growth in the Company's revenue and profitability, cash operating costs and certain significant expenses, potential acquisitions of, or strategic partnering with, other geographic information system providers, the number of shares of Common Stock which may issue upon any conversion of Preferred Stock, and the successful acquisition of sources for sufficient working capital, are forward-looking statements. Factors that could cause actual results to differ materially include, among others, the entry of new companies into the geographic information system business, unanticipated competition from new strategic alliances in the industry, increased price competition from software manufacturers and their affiliated vendors, user shifts toward more standardized, off the shelf products and a decreased reliance on custom design software services, decreases in the trading price of the Company's Common Stock, the decision of a lender to terminate or withdraw a loan commitment, shifts in governmental policy on the availability of government-owned data and data procurement platforms to commercial and other public sector users, difficulties in hiring and retaining sufficient numbers of professional and other skilled personnel, the failure of year 2000 compliance efforts by the Company, its suppliers and customers, or governmental or other public or private entities, force majeure events, accidents, and general domestic and international economic and political conditions and other factors described in this Prospectus and in the Company's annual reports on Form 10-KSB, quarterly reports on Form 10-QSB and current reports on Form 8-K, as they may be amended from time to time, filed with the Securities and Exchange Commission. Many of such factors are beyond the Company's ability to control or predict. All forward-looking statements included or incorporated by reference in this Prospectus are based on information available to the Company on the date hereof, and the Company assumes no obligation to update such forward-looking statements. Although the Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct or that the Company will take any actions that may presently be planned. Certain important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the "Risk Factors" section of this Prospectus. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

                                 RISK FACTORS

      The securities offered hereby involve a high degree of risk, including, but not limited to, the risk factors described below. Each prospective investor should carefully consider the following risk factors inherent in and affecting the business of the Company before making an investment decision. Investment risks inherent in the geographic information systems industry are discussed below as risks associated with an investment in the Company by virtue of its ownership of PlanGraphics, and because the geographic information systems business is the principal business focus of both PlanGraphics and the Company. References in "Risk Factors" to the Company refer both to the Company and to PlanGraphics, unless the context requires otherwise.


      ACCUMULATED DEFICIT; OPERATING EXPENSES; CONTINUATION AS A GOING CONCERN. As reflected in the financial statements set forth in the Company's Quarterly Report on 10-QSB for the quarter ended June 30, 1998 and the financial statements accompanying its Annual Report on Form 10-KSB for the year ended September 30, 1997, the Company as of June 30, 1998 had a working capital deficit of approximately $573,321 and has incurred net losses from continuing operations of $953,065 and $679,477 for the years ended September 30, 1997 and 1996, respectively, and $1,735,961 for the nine months ended June 30, 1998. The Company also incurred net losses from discontinued operations of $1,598,313 and $374,177 for the years ended September 30, 1997 and 1996, respectively, and $42,215 for the nine months ended June 30, 1998. As a result, the Company stated in its report on the financial statements for the fiscal year ended September 30, 1997, that these conditions raise substantial doubt about the Company's ability to continue as a going concern. The opinion of the Company's independent auditors delivered in connection with the Company's financial statements for fiscal 1997 also contains an explanatory paragraph relative to the going concern uncertainty. In addition to concerted efforts to control operating costs, management of the Company has pursued additional funding in both the debt and equity markets in order to meet working capital requirements and to provide for possible additional acquisitions. See "Risk Factors-Private Placement; Conversion of Preferred Stock; Dilution; Mandatory Redemption" immediately below. In addition, the Company has negotiated the extension to July, 2001 of a balloon payment obligation of PlanGraphics on a certain note payable, and, as discussed at the Recent Development Section of this Prospectus, has signed a letter of commitment with a major lending institution for a $3 million revolving line of credit, to be secured by all of the Company's current and subsequently-acquired accounts receivable, and all subsequently acquired inventory, equipment, intangibles and real property. There can be no assurance, however, that the Company will be able to obtain sufficient additional capital, or that the Company's profits, if any, will be sufficient to cover the operating expense and capital requirements of the Company. The Company estimates that, as of the date of this Prospectus and assuming no reduction in operating expenses, additional working capital of approximately $2,000,000 would be required to remove the present going concern contingency.


     PRIVATE PLACEMENT; CONVERSION OF PREFERRED STOCK; DILUTION; MANDATORY REDEMPTION. The discussion which follows summarizes all material features of the Private Placement, but is qualified in its entirety by the Articles of Amendment to the Articles of Incorporation ("Certificate of Designations") and form of Subscription Agreement ("Subscription Agreement") with respect to the Preferred Stock, previously filed by the Company with the Commission, to which Investors should refer for a complete description of the matters discussed in summary form below.

      Private Placement. On August 19, 1998, the Company entered into Subscription Agreements for the private placement of up to 2,000 shares of its Series A 6% Cumulative Convertible Preferred Stock, par value $.001 per share ("Preferred Stock") to two unaffiliated entities (the "Private Placement") for a total price of $2,000,000. A total of 700 shares and $700,000 of offering proceeds, less commissions, costs and an escrow reserve, were disbursed, and a total of $1,300,000 in proceeds were deposited into an escrow account. Because of the Company's delisting from the NASDAQ SmallCap Market, general market conditions and the trading price of the Common Stock, the Company was required to return the $1,300,000 in escrow to the Private Placement investors. As a result, the Private Placement consists solely of the 700 shares of Preferred Stock previously sold.

      In connection with the Private Placement, the Company's Board of Directors designated 1,000,000 shares of the Company's authorized but unissued preferred stock as Series A 6% Cumulative Convertible Preferred Stock, $.001 par value per share. The Preferred Stock has no voting rights, other than pursuant to applicable law. Holders of Preferred Stock are entitled to preferential and cumulative cash dividends out of funds of the Company legally available therefor, at the rate of 6% simple interest per annum calculated on each share of Preferred Stock held at the stated value of $1,000 per share value subject to adjustment for stock dividends, combinations or splits with respect to such shares, such dividends to be payable quarterly when, as and if declared. The dividend payments may be made in kind in shares of Preferred Stock at the discretion of the Board at the rate of one share of Preferred Stock for each $1,000 of payable dividends. Holders of Preferred Stock have a preferential right as against holders of Common Stock to receive the stated value of the Preferred Stock in the event of any liquidation of the Company.

      The Company agreed to file a registration statement with the Commission to register the sale of the Common Stock issuable upon conversion of the Preferred Stock and upon exercise of the warrants issued to the investors and placement agents in the Private Placement as described on the cover page of this Prospectus.

      In connection with the Private Placement, the Company has agreed that for the 120-day period following the effective date of a registration statement registering Common Stock underlying the Preferred Stock it will not, other than pursuant to option plans in place or option and warrant agreements issued and outstanding as of the closing of the Private Placement, or under other circumstances agreed to by the Private Placement investors, engage in a public or private offering of any equity, debt or other securities convertible into Common Stock without the consent of the investors. In addition, under the Subscription Agreement, the Company has granted the investors, for a period of 120 days following the effective date of the registration statement, the right of first refusal to acquire the shares or debt otherwise being offered by the Company in any permitted equity or debt offering.


      Conversion of Preferred Stock; Dilution. The holders of shares of Preferred Stock have the right after sixty days from the closing date of the Private Placement, August 19, 1998, to convert the shares of Preferred Stock into shares of Common Stock. The conversion price of the Preferred Stock is equal to the lesser of: (i) 105% of the average of the closing bid price of the Common Stock for the five trading days immediately preceding August 19, 1998; or
(ii) 20% below the average of the three lowest closing bid prices for the ten trading days immediately preceding the conversion of the respective shares of Preferred Stock, subject to certain anti-dilution adjustments in the event of stock dividends, splits, reorganizations or other changes to the Common Stock, and subject to downward adjustment in the event that prior to the conversion of all of the Preferred Stock the Company issues shares of Common Stock, including upon the exercise of options or warrants issued after August 19, 1998, at a price per share below the then-current Preferred Stock conversion price. Commencing 150 days after the Closing of the Private Placement, the ten day look back period for determining the three lowest closing bid prices increases at the rate of two days per month to a final maximum of twenty days. Shares of Preferred Stock are subject to mandatory conversion two years from their issuance date. The value of the Preferred Stock upon conversion is the Stated Value plus accrued and unpaid Preferred Stock dividends. Assuming all dividends are paid at the time of conversion, the number of shares of Common Stock that may be issued upon conversion of the 700 shares of Preferred Stock is at least 748,183 shares, and at the closing price of the Common stock on November 4, 1998, would be at least 1,555,556 shares, but the exact number is not fixed because the conversion price takes into account the closing bid prices for the Common Stock immediately prior to the time of conversion. In this regard, the number of shares which would issue upon any conversion of Preferred Stock will increase to the extent the delisting of the Common Stock from NASDAQ and any associated decrease in the liquidity of the Common Stock create downward price pressure on the Common Stock. Further, while the Company is unaware of any such intentions, it is possible that the holders of Preferred Stock could engage in short sales of the Common Stock prior to any conversion of the Preferred Stock, potentially resulting in a reduction in the trading price of the Common Stock and an increase in the number of shares of Common Stock which issue upon any such conversion. The 2,908,938 shares registered for resale by use of this Prospectus as of November 4, 1998 equal approximately twenty-five percent (25%) of the Company's outstanding shares of Common Stock. In the event the Company does not timely deliver certificates evidencing shares of Common Stock upon any conversion, the Company is required to pay late fees to the Preferred Stockholder requesting conversion.

      Mandatory Redemption. If this Registration Statement is not declared effective by the Commission within 90 days following September 1, 1998, the investors are entitled to liquidated damages. If this Registration Statement is not declared effective within 150 days following September 1, 1998, the stated 6% dividend rate on the Preferred Stock increases to 15% from and after the occurrence of such event, and at the option of the holder, the outstanding shares of Preferred Stock must be redeemed by the Company at $1,000 per share plus accrued dividends, plus interest on this redemption amount calculated at the rate of 8% per annum for the period for which the investor has held such shares. In addition, pursuant to the terms of the Subscription Agreement and the Certificate of Designations, the Company may also be required to redeem on demand, at the original sales price plus accrued dividends and an annualized 8% premium, the Preferred Shares if the Company is otherwise in default under the Subscription Agreement or the Certificate of Designations, including among other conditions of default, any default on its obligation to pay Preferred Stock dividends, or any inability to maintain the listing of the Common Stock on the OTC Bulletin Board. Also, in the event the Company is unable to issue Common Stock upon any conversion of Preferred Stock, the Company is obligated to redeem those shares of Preferred Stock by paying to the Preferred Stockholder the value of the Common Stock it would have otherwise received, based upon the then-current trading price of the Common Stock. There can be no assurance that this Registration Statement will be timely declared effective by the Commission or that the Company will not trigger other conditions of default under the Subscription Agreements, and the Company may therefore be required to redeem previously issued shares of Preferred Stock. The Company does not presently retain the cash or other liquid assets which would be sufficient to fund the full amount that may be necessary for any such redemption, and any mandatory redemption would have a material adverse effect upon the Company.


      DILUTION; POSSIBLE CHANGE IN CONTROL. The purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible value of their shares of Common Stock in the event of the conversion of Preferred Stock. The conversion of Preferred Stock will result in the issuance of Common Stock at discounts from future market prices, which could result in substantial dilution to existing holders of Common Stock and a reduction of the value of the Common Stock. The Subscription Agreement does prohibit the conversion of Preferred Shares by any single Private Placement investor in a number that would at any time result in such investor holding at any given time more than 9.99% of the then-outstanding shares of Common Stock. However, the conversion of all the Preferred Stock over time, and following successive conversions of Preferred Stock, and associated sales of Common Stock, could nonetheless result in the issuance of a number of shares exceeding 20% of the outstanding Common Stock as of the date of this Prospectus, and could conceivably result in a change in control of the Company.

      RISKS RELATING TO PENNY STOCKS. Because the Common Stock has been delisted from the NASDAQ SmallCap Market and the trading price of the Common Stock is less than $5.00 per share, trading in the Common Stock is subject to the requirements of certain rules promulgated under the Exchange Act, which may require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require, for example, the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with a spouse). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Such information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Common Stock which could significantly limit the market liquidity of the Common Stock and the ability of purchasers in this offering to sell the Common Stock in the secondary market.

      LIQUIDITY; CAPITAL REQUIREMENTS; NEED FOR ADDITIONAL FINANCING. The Company has combined capital obligations under leases and debt instruments of approximately $70,000 per month. While the Company believes that it has sufficient cash reserves and future cash flow to meet its obligations in the near term, there can be no assurance that the Company will be able to meet growing working capital needs in the future. As discussed above, the Company has obtained a signed commitment letter for $3 million revolving credit facility, to be secured by all of the

Company's current and subsequently-acquired accounts receivable and certain additional collateral, as discussed at the Recent Developments section of this Prospectus. However, this transaction has not yet been completed, and any inability to obtain needed capital could have a material adverse effect on the Company and its presently contemplated strategic growth strategies. Additional equity financing may involve substantial dilution to the interests of the Company's then-existing shareholders.

      COMPANY'S INTENTIONS REGARDING SEEKING PROTECTION UNDER BANKRUPTCY LAWS. The Company presently has no plans to seek protection under the federal bankruptcy laws. Notwithstanding the Company's recent delisting and the attendant inhibitory effect on the Company's ability to raise capital through equity offerings, the Company believes that its fundamental business plan is sound and continues to pursue its long standing objectives for growth and diversification within the geographical information systems industry. While the Company's cash needs are not yet being fully serviced through continuing operations, the Company's net income has steadily improved during the recently-concluded fiscal year. Moreover, the Company has obtained a signed commitment letter with a major lending institution for a $3 million working capital credit facility, to be secured by all of the Company's current and subsequently-acquired accounts receivable, and certain additional collateral, as discussed at the Recent Developments section of this Prospectus. In the event of a leveling off or reversal in the Company's upward trend in net income, together with a confirmed inability to secure any sources for working capital, the Company could seek protection under the bankruptcy laws. If any such action were to proceed to a liquidation of the Company, the holders of Common Stock would not realize any assets upon distribution in that the Company's tangible assets do not currently exceed its liabilities.


      LIMITATION ON USE OF NET OPERATING LOSS CARRYFORWARD. Any change in ownership of the Company's voting stock, including the issuance by the Company of Common Stock underlying the Preferred Stock and the warrants described on the cover page of this Prospectus, which exceeds 50% during any three-year period, will reduce the Company's ability to utilize federal net operating loss carryforwards ("NOLs") which were approximately $5.78 million at June 30, 1998.
Section 382 of the Internal Revenue Code of 1986, as amended provides that, if an "ownership change" occurs with respect to the Company, the ability to use NOLs to offset future taxable income of the Company is limited annually to the product of the market value of the Company immediately prior to the ownership change times the long-term tax exempt rate determined by the Treasury Department. Certain portions of the Company's and PlanGraphic's NOLs are limited under Section 382. The Company has recorded a valuation allowance equal to the deferred tax asset amount relating to the NOLs.

      REAL PROPERTY; MORTGAGE OBLIGATIONS. The Company remains obligated on a twelve-month real property mortgage covering its former aircraft component assembly manufacturing facility and site, which it has leased to a third party, currently on a month-to-month lease. The current lessee holds an option to purchase the property, and has given the Company conditional notice of its exercise of the purchase option. In the event the lessee does not purchase the property, the Company will remain obligated on the mortgage until such time as it can find a buyer for the property or the note on the property is repaid. In addition, the Company remains responsible under the lease for certain structural and mechanical repair obligations with respect to the facility. The mortgage is secured by a lien on the real property and by an assignment of the lease to the Company's lender. Any default by the lessee on its lease obligations or failure to purchase the property, and the inability of the Company to secure another tenant or sell the property in a timely manner at an acceptable price, could have a material adverse effect on the Company. Additionally, PlanGraphics is committed to a long-term capital lease on its main office facility, requiring annual lease payments of approximately $320,000. While the Company believes its cash reserves and cash flow are sufficient to satisfy these lease obligations in the near term, any inability of the Company to remain current on its lease payments may result in the loss of this office facility, which could have a material adverse effect on the Company.


      OUTSTANDING INDEBTEDNESS; PAST DUE INDEBTEDNESS. In order to satisfy capital requirements and finance the Company's operations, the Company has incurred a certain amount of indebtedness. As of the date of this Prospectus, the Company holds approximately $250,000 in trade payables which are outstanding beyond their stated term. The Company has received no notification of default or action to collect on any of these payables, and the Company anticipates servicing these payables with the proceeds of additional equity or debt financing which it is currently pursuing. While the Company believes that it will be able to successfully obtain sufficient working capital to meet its obligations in the near term, it cannot be assured of attaining consistent positive net income and is subject to the risk that its cash flow may be inadequate to make required payments on its indebtedness and capital expenses. A portion of the value of the Company's assets has been pledged, and all of the accounts receivable of the Company may be pledged in the event the line of credit discussed at the Recent Developments section of this Prospectus is consummated, as collateral to secure Company debt. There can be no assurance that the Company will continue to be able to make required payments on its indebtedness and leases in the future.


      YEAR 2000 ISSUES. The Company has completed its review of the extent to which its own computer systems and hardware, and non-information technology equipment, are capable of operating on and after January 1, 2000 without error or other deficiency ("Year 2000 Compliance"), and believes that the Year 2000 will not have a material impact upon its own software, hardware and non-information technology equipment. Updates and upgrades which are required are underway, the Company believes that these will be completed prior to the end of its fiscal year 1999. To date, the Company has incurred minimal capital expenditures to investigate and remediate Year 2000 Compliance problems. The Company's review has also included an analysis of its material suppliers and customers as to the Year 2000 compliance of their systems and equipment, and the Company has set in motion an effort to obtain written assurances from these suppliers and customers regarding their Year 2000 Compliance status. The Company's contingency plan in the event of any customer Year 2000 Compliance problems is to offer direct consulting and programming services to remediate the problem. Suppliers to the Company consist of database software developers, and geographic information system providers. The Company believes that its customers would require database construction and development services to continue during any period in which supplier products experience Year 2000 issues. The Company also believes that the various satellite, airborne and ground-based sources of data provided to the Company are presently or will timely be Year 2000 Compliant. The Company's contingency plan in the event material suppliers are not Year 2000 Compliant is to assist customers in developing alternate means of obtaining the decision-making guidance previously provided by non-functioning or unavailable data or database products. However, there can be no assurance that the failure of the Company and/or its material customers and suppliers to timely attain Year 2000 Compliance will not materially reduce Company revenues, or that these failures and/or the impacts of broader compliance failures by telephone, mail, data transfer or other utility or general service providers or government or private entities will not have a material adverse effect upon the Company.

      DEPENDENCE ON PRINCIPAL CLIENTS. The consulting business is inherently subject to the aggregation of a substantial amount of business around one client or a small number of significant clients. In the current fiscal year approximately 35% of the Company's revenues will be derived in the aggregate from contracts with five individual clients, out of a total pool of approximately 135 clients. While only one client currently accounts for 10% or more of the Company's revenues per period, the sudden loss of one or more of these significant clients could have a material adverse effect on the Company.

      DEPENDENCE ON GOVERNMENT CONTRACTS. The Company is significantly dependent upon local, state and foreign government contracts for the provision of its services. In each of fiscal years 1997 and 1996, government contracts represented approximately 30% of the Company's gross revenue. Government contracts are entirely dependent upon the applicable budgeting process and procurement decisions of the various government agencies and entities. There can be no assurance that government contracting revenues will remain stable.

      COMPETITION. The market for geographic information system advisory and implementation services is highly competitive. The Company competes with a number of companies engaged in offering similar services. These include in-house services offered by engineering firms, and consulting services offered by software and hardware developers and their affiliates below cost, who can then recover these losses in follow-on hardware and software sales and support services. Many of these firms, developers and manufacturers, individually or with their affiliates, possess substantially greater financial, marketing, personnel and other resources than the Company. In addition, several of the Company's competitors who are not themselves hardware or software manufacturers have established strategic relationships with manufacturers, permitting them to compete effectively with the Company on the basis of price as to certain products. Because of their greater resources, some of the Company's competitors may be able to respond more quickly to new or emerging technologies and changes in client requirements. Further, as the market for geographic information systems and related services grows, software and hardware designers and manufacturers will be incentivized to sell products with increased standardization and interoperability. Any price- driven trend toward these more limited but standardized systems could reduce demand for the more sophisticated and customized, but more costly, services provided by the Company. While the Company believes that it competes effectively on the basis of breadth and depth of expertise, independence, and response sensitivity and timeliness, there can be no assurance that the Company will be able to compete successfully in the future.

      INTERNATIONAL SALES AND SERVICES. The Company derives a portion of its revenue from international projects, and the Company anticipates that this will continue into the foreseeable future. Inherent in all international operations are risks of unanticipated changes in host country regulation, shifts in currency exchange rates, differences in personnel communication and management protocols, unexpected changes in the international economic and political environments, shifts in international markets, and difficulties in protecting proprietary products. There can be no assurance that the Company will be able, due to these or other reasons, to increase or sustain its current levels of revenue from international operations, or that such operations will be or remain profitable. Changes in international business conditions could have an adverse effect on the Company's business and results of operations.

      PROPRIETARY TECHNOLOGY; INTELLECTUAL PROPERTY RIGHTS. The Company regards as proprietary certain of its developed software applications, and attempts to protect these with a combination of copyright, trademark and trade secret laws, employee and third party non-disclosure agreements, and other methods of protection. As in any attempt to protect proprietary matters, despite precautions it may be possible for unauthorized third parties to copy certain portions of the Company's products or reverse engineer or obtain and use information the Company regards as proprietary. There can be no assurance that the Company's intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the Unites States. Any misappropriation of the Company's intellectual property could have an adverse effect on the Company's business and results of operations. Furthermore, regardless of the degree of caution exercised by the Company, there can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products. Any such assertion could require the Company to enter into royalty arrangements or engage in costly litigation.

      NEW PRODUCTS AND TECHNOLOGICAL CHANGE. The geographic information systems industry is characterized by extremely rapid technological change, evolving industry standards and client expectations, and frequent new product introductions. These conditions will require continuous expenditures by the Company on product research, testing and training to sustain the Company's level of expertise in and reputation for broad based and objective advisory services. There can be no assurance that the Company will successfully manage the pace of technological change and new product introduction, or sustain the level of training and/or additional hiring required to maintain full product fluency in the marketplace.

      BUSINESS PARTNERS. The Company maintains strategic relationships with substantially all of the major software manufacturers in the geographic information systems industry. Several of these manufacturers offer similar services to those of the Company, and may have interests adverse to those of the Company in bidding for a particular project. There can be no assurance that these business relationships will be maintained, or that strategic alliances or business combinations between or among the Company's competitors will not cause realignments among developers, manufacturers and vendors which are materially injurious to the Company.

      LITIGATION. The Company has established a litigation reserve of $521,000 in relation to a contract dispute which arose in 1988 under a federal government contract for the manufacture by the Company of certain aircraft wiring harness assemblies. While the Company believes that this dispute may settle and that any settlement amount will not exceed its established reserve, there can be no assurance that the settlement will occur, will be on terms favorable to the Company, or that the amounts reserved will be adequate to satisfy any Company liability under this contract. An unfavorable outcome of this litigation could have an adverse effect on the Company.


      DEPENDENCE UPON KEY AND ADDITIONAL PERSONNEL. The success of the Company may be significantly dependent upon the efforts of certain key personnel of the Company, including G. Stephen Carreker, its Chief Executive Officer and Chairman, John C. Antenucci, its President and founder of PlanGraphics, Robin Vail, its Chief Financial Officer, Frederick G. Beisser, its Vice President - Finance and Administration, J. Gary Reed, PlanGraphics' Chief Operating Officer, and other officers. Although the Company has entered into employment agreements with Messrs. Carreker, Antenucci, Beisser, Reed and Vail, and certain other officers, managers and key technical personnel, the loss of the services of any of these officers or certain other key employees could have a material adverse effect on the Company. PlanGraphics maintains keyman life insurance policies with respect to Mr. John C. Antenucci and Ms. Joyce Rector, Senior Vice President for Human Relations and Resources. The success of the Company is also dependent upon its ability to retain existing personnel and to hire and train additional qualified personnel, including competent engineers and technicians. There can be no assurance that the Company will be able, for financial reasons or otherwise, to retain or hire such personnel.

      SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS. Of the approximately 11,683,337 shares of Common Stock outstanding as of November 4, 1998, in addition to the Stockholder Securities offered hereby, approximately 985,000 shares are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act"). As of the date of this Prospectus, approximately 330,000 of such shares are eligible for sale under Rule 144 under the Act. The Company has also registered for sale to the public approximately 2,169,321 shares of Common Stock, outstanding or issuable upon the exercise of certain options, issued to consultants, directors or officers, as well as the shares issuable upon the exercise of options granted under the Company's 1991 Stock Option Plan and 1995 Stock Incentive Plan. In addition, the Company anticipates registering in the near term the issuance of up to 4,000,000 shares of Common Stock issuable pursuant to its recently adopted Equity Incentive Plan, of which approximately 1,822,289 shares of Common Stock are subject to outstanding stock options. Also, the conversion of all of the shares of Preferred Stock would result in the issuance of a minimum of approximately 748,263 shares of Common Stock. As discussed above, this number of shares may materially increase based upon a number of factors, including, among others, the future market price of the Common Stock. The Preferred Stock itself retains certain anti-dilution features whereby the conversion price is reduced proportionately in the event of sales by the Company of shares of Common Stock at a price less than the then-current conversion price. Sales of a substantial number of shares of Common Stock in the public market following this offering, or the perception that such sales could occur or the issuance of shares of Common Stock upon exercise of the Company's outstanding options and warrants or upon the conversion of the Preferred Stock could adversely affect the market price of the Common Stock.

      AUTHORIZED OR OUTSTANDING OPTIONS AND WARRANTS. As of November 4, 1998, there were outstanding stock options to purchase approximately 4,761,922 shares of Common Stock at exercise prices ranging from $.58 to $4.25 per share and authorized or outstanding warrants to purchase approximately 1,868,413 shares of Common Stock at exercise prices of $.75 to $2.25 per share. To the extent that the outstanding stock options and warrants are exercised, dilution to the interest of the Company's stockholders will occur. Moreover, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of the outstanding options and warrants can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the outstanding options and warrants.

      ANTI-DILUTION RIGHTS. In conjunction with employee agreements entered into by the Company with each of Messrs. Carreker, Beisser, Antenucci, and Reed, respectively during the Company's fiscal year ended September 30, 1997, the Company granted these executive officers employee stock options to acquire a number of shares equal to in the aggregate approximately 22.5% of the outstanding shares of Common Stock as of the date of each employment agreement, vesting subject to the terms of their respective employment agreement. In conjunction with these option grants the Company also granted each executive the right to receive additional options to acquire shares of Common Stock as and to the extent of any additional issuances of shares of Common Stock, in order to preserve for each executive for the term of their employment and the immediately subsequent one year period the option to acquire the proportional share of the outstanding Common Stock represented by their stock option when it was granted. In addition, the Company granted during fiscal year 1997 five-year warrants to Transition Partners, Ltd. and Copeland Consulting Group, Inc. with an identical anti-dilution feature to preserve the right for these entities to each acquire up to two and one-half percent (2.5%) of the outstanding shares of Common Stock. Any additional options or warrants which are to issue under these arrangements by virtue of additional issuances of Common Stock are issued by the Company quarterly at the trading price of the Common Stock on such quarterly issuance date.

      VOLATILITY OF PRICE OF COMMON STOCK. The market price of the Company's Common Stock has been, and may in the future be, highly volatile. Factors such as the Company's operating results and announcements of technological innovations or new products or contracts by the Company or its competitors, as well as changes in the geographic information systems industry, could have a significant impact on the market price of the Company's Common Stock. Further, in recent years, the securities markets have experienced a high level of price and volume volatility and the market prices of securities for many companies have experienced wide fluctuations which have not necessarily been related to the operating performance of such companies.

                                  THE COMPANY

      The Company was organized under the laws of the State of Colorado on December 8, 1981. During the past three years the Company has been engaged in the business of the custom design and manufacture of aircraft electronic interconnect assemblies, principally under contracts for Department of Defense acquisition programs or for military aircraft maintenance support. The Company's principal business as of the date of this Prospectus, through its wholly-owned subsidiary, PlanGraphics, Inc., is the development and sale of geographic information products for local, state and foreign governments, gas, electric and telephone utilities, and other commercial entities. PlanGraphics, Inc. is a Maryland corporation and was incorporated in 1979.


      Integrated Spatial Information Solutions, Inc. is located at 13119 Professional Drive, Suite 200, Jacksonville, Florida 32225 and its telephone number is 904-220-4747.


                                USE OF PROCEEDS

      The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Common Stock offered hereby.

                             SELLING STOCKHOLDERS


      The following table shows the names of the Selling Stockholders and the number of Stockholder Securities owned beneficially by each of them, or their nominees, as of November 4, 1998, and the number of Stockholder Securities which may be offered pursuant to this Prospectus. This information is based on Company records, or information provided by the Selling Stockholders or their representatives. Except as set forth in footnote below, shares beneficially owned by Selling Stockholders after this offering consist entirely of shares obtainable upon exercise of options or the vesting of performance shares under various employee benefit plans of Company, and may or may not be obtainable by the applicable Selling Stockholder within 60 days following the date of this Prospectus. Specific terms of such options and performance shares are set forth in footnote below as to officers of the Company or PlanGraphics. Because the Selling Stockholders may offer all, some or none of the Stockholder Securities which they hold, the number of Stockholder Securities or the percentage of the Company's outstanding Common Stock that will be held by the Selling Stockholders upon termination of such offering is entirely speculative. See "Sale of Securities."


                              Total of Shares   Shares Offered for
                             Beneficially Owned   Stockholder's      Total of Shares Beneficially
   Selling Stockholders       Prior to Offering      Account             Owned After Offering
--------------------------   ------------------ ------------------   ----------------------------

                                  Shares             Shares           Number       Percentage
                             ------------------ ------------------   ---------    ------------

Austost Anstalt Schaan/1/           1,454,469          1,454,469         *             *
Balmore Funds S.A./2/               1,454,469          1,454,469         *             *
The Ridgefield Group/3/                52,500             52,500         *             *
Libra Finance, S.A./4/                192,500            192,500         *             *
John C. Antenucci/5/                1,913,881          1,186,476      727,405         6.2%
Hugh N. Archer                         18,360             18,360         *             *
Black & Veatch Holding Company/6/     608,715            608,715         *             *
Scott E. Boocher                       93,194             93,194         *             *
William G. Brooner                     10,417             10,417         *             *
Kaye N. Brothers                        1,751              1,139        612            *
Vickie C. Bunker                        3,761              3,761         *             *
James R. Cannistra                     25,119             18,632       6,487           *
Charles A. Cmeyla                      38,897             33,879       5,018           *
Dwight Coppock                         46,910             46,910         *             *
Peter L. Croswell                     124,457             71,991      52,466           *
Stu Davis                              12,239             12,239         *             *
Patricia A. Edelen                      2,756              2,144        612            *
Robert W. Finkle                       53,397              1,849      51,548           *
Maurice E. Foley                       32,752             32,752         *             *
Rich Goodden                            5,790                772       5,018           *
Al Hanks                               12,240             12,240         *             *
Marina Havan-Orumieh                   28,220                772      27,448           *
Edward T. Hedges                        6,879              6,879         *             *
Michael J. Kevany/7/                  259,290             96,194      163,096         1.4%
Dave Koehler                              393                393         *             *
Rosanne Kruzich                         4,285              4,285         *             *
Dennis M. Kunkle                       84,923             83,699       1,224           *

                                Total of Shares    Shares Offered for
                               Beneficially Owned    Stockholder's     Total of Shares Beneficially
   Selling Stockholders         Prior to Offering       Account           Owned After Offering
--------------------------     ------------------  ------------------ ----------------------------

                                    Shares              Shares          Number       Percentage
                               ------------------  ------------------ ----------    ------------

Jeffrey M. Laird                        3,061              3,061           *             *
Thomas Lenzen                           1,530              1,530           *             *
Minna Li                               45,749              4,201        41,548           *
Anna L. Metcalf                        51,489              1,838        49,651           *
Margaret T. Norman                        613                613           *             *
Quarterdeck Investment
   Partners, Inc./8/                  157,871            157,871           *             *
Cindy Popolillo                        27,988              1,274        26,714           *
Amy J. Purves                          14,299              8,057         6,242           *
Joyce Rector/9/                       178,446             73,429        105,018          *
J. Gary Reed/10/                      483,911                943        482,968         4.1%
Paul Reisner                              393                393           *             *
David A. Riddle                           613                613           *             *
Leann S. Rodgers                        7,249              6,637          612            *
Ralph Silver                            6,120              6,120           *             *
Soberekon K. Simon-Ogan                 4,285              4,285           *             *
J. Woodson Smith                       31,549                919        30,630           *
Ann F. Wingrove                        15,298             15,298           *             *
First Capital Partners, Inc.           50,000             50,000           *             *
   FBO Joel Rosenberg/11/
First Capital Partners, Inc.           50,000             50,000           *             *
   FBO Richard A. Sarkisian
W. Terrance Schreier/12/              354,856            354,856           *             *
Copeland Consulting Group, Inc./12/   354,856            354,856           *             *
Spencer Edwards, Inc./13/             120,000            120,000           *             *
Coretech, Ltd./14/                     36,281             36,281           *             *
SKB Corporation/15/                    74,033             74,033           *             *
Gerald Alexander/16/                   97,500             97,500           *             *
Jeffrey A. Holtz/17/                  310,951             33,571        277,380         2.4%
Human Vision Corporation/18/           33,571             33,571           *             *

* Reflects less than one percent (1%) of the outstanding shares of Common Stock as of November 4, 1998.


1 Private Placement investor. Represents shares which may be offered for resale upon any conversion of up to 350 shares of Preferred Stock by this Selling Stockholder. As discussed in this Registration Statement at "Risk Factors--Private Placement; Mandatory Redemption," the number of shares ultimately acquired and offered by this Selling Stockholder upon conversion of the Preferred Stock may be materially lesser or greater based upon factors not now known, including the future market price of the Common Stock.
2 Private Placement investor. Represents shares which may be offered for resale upon any conversion of up to 350 shares of Preferred Stock which may be acquired by this Selling Stockholder. As discussed in this Registration Statement at "Risk Factors--Private Placement; Mandatory Redemption," the number of shares ultimately acquired and offered by this Selling Stockholder upon conversion of the Preferred Stock may be materially lesser or greater based upon factors not now known, including the future market price of the Common Stock.
3 Served as placement agent in the Private Placement. Consists of 52,500 shares of Common Stock obtainable upon exercise warrants at $.75 per share, exercisable within 60 days following the date of this prospectus. These warrants were issued as placement agent compensation.
4 Served as placement agent in the Private Placement. Consists of 52,500 shares of Common Stock obtainable upon exercise of warrants at $.75 per share, and 140,000 shares obtainable upon exercise of warrants at $.7875 per share, all exercisable within 60 days following the date of this prospectus. The 52,500 warrants were issued as placement agent compensation; the 140,000 warrants were issued in the Private Placement and were assigned by the Private Placement investors to Libra Finance S.A.

5 President and founder of PlanGraphics, Inc., and President and Vice Chairman of the Board of Directors of the Company. Includes options for 422,704 shares at prices ranging from $1.25 to $2.125 per share exercisable within 60 days following the date of this Prospectus, and up to 317,338 performance shares which vest more than 60 days of the date of this Prospectus.
6 Black & Veatch Holding Company is a strategic partner of PlanGraphics, Inc., and until September 22, 1997, owned 18% of the outstanding capital stock of PlanGraphics, Inc.
7 Senior Vice President of PlanGraphics, Inc. Includes options for 50,000 shares at $1.75 per share exercisable within 60 days of the date of this Prospectus, and options for 3,060 shares at $.58 per share, 10,036 shares at $1.00 per share and 100,000 shares at $1.75 per share exercisable more than 60 days of the date of this Prospectus.
8 Quarterdeck Investment Partners, Inc. has provided investor communications and development services for PlanGraphics, Inc.
9  Senior Vice President for Human Relations and Resources of PlanGraphics,
   Inc. Includes options for 40,000 shares at $1.75 per share exercisable within 60 days following the date of this Prospectus, and options for up to 60,000 shares at $1.75 per share and options for 5,018 shares at $1.00 per share not exercisable within 60 days of the date of this Prospectus.
10 Chief Operating Officer of PlanGraphics, Inc. and a Director of the Company.
   Includes options for 281,768 shares at prices ranging from $1.25 to $2.125 per share exercisable within 60 days following the date of this Prospectus, and options for 5,018 shares at $1.00 per share and up to 204,284 performance shares, all of which vest more than 60 days of the date of this Prospectus.
11 A principal of First Capital Partners, Inc., First Capital Partners, Inc. has
   been a financial advisor to Integrated Spatial Information Solutions, Inc.
12 Total Shares figures include shares registered hereunder obtainable upon the exercise of warrants issued to Transition Partners Limited ("TPL") as to W. Terrance Schreier, and to Copeland Consulting Group, Inc. ("CCGI"), respectively, including 243,596 shares granted in satisfaction of certain antidilution rights to each of TPL and CCGI of which approximately 177,044 shares for each of TPL and CCGI, respectively, are exercisable within 60 days of the date of this Prospectus. TPL, of which W. Terrance Schreier is the principal, was retained by the Company on January 15, 1997 to provide management and financial advisory services to the Company, and assisted the Company in its acquisition of PlanGraphics, Inc. Gene R. Copeland, a Managing Director of TPL, is the principal of CCGI.
13 Spencer Edwards, Inc. has provided capital formation advisory services for
   Integrated Spatial Information Solutions, Inc.
14 Coretech, Ltd. is an affiliate of an entity which served as placement agent for an equity offering by Integrated Spatial Information Solutions, Inc. pursuant to Regulation S under the Act.
15 SKB Corporation is a previous supplier to Integrated Spatial Information
   Solutions, Inc.
16 Gerald Alexander is a principal of an entity which served as placement agent for an equity offering by Integrated Spatial Information Solutions, Inc. pursuant to Regulation S under the Act.
17 Registered shares consist of 28,571 shares acquired from the Company in a separate private placement in 1998, and 5,000 shares obtainable upon exercise of warrants at $.98 per share, exercisable within 60 days following the date of this Prospectus, issued in connection with this placement.
18 Mr. Gary Murray, a director of the Company, is President of Human Vision
   Corporation. Consists of 28,571 shares acquired from the Company in a separate private placement in 1998, and 5,000 shares obtainable upon exercise of warrants at $.98 per share exercisable within 60 days following the date of this Prospectus, issued in connection with this placement.

                                SALE OF SHARES

      The sale of shares by the Selling Stockholders may be effected from time to time in transactions (which may include block transactions) on the OTC Bulletin Board, in negotiated transactions, or a combination of such methods of sale at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling Stockholder Securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Stockholder Securities for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealers that act in connection with the sale of the Stockholder Securities hereunder might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Act and any commissions received by them and any profit on the resale of Stockholder Securities as principals might be deemed to be underwriting discounts and commissions under the Act. The Company has agreed to indemnify certain of the Selling Stockholders against certain liabilities, including liabilities under the Act.

      Pursuant to its agreement with certain of the Selling Stockholders, the Company is obligated to maintain the effectiveness of the Registration Statement of which this Prospectus forms a part (the "Registration Statement"). Pursuant to this agreement, the Offering contemplated hereby will terminate with respect to the Stockholder Securities upon the earlier of (i) the date all of the Stockholder Securities are sold by the Selling Stockholders; or (ii) five years from the effective date of the Registration Statement of which this Prospectus forms a part.

      To the extent required by applicable law, this Prospectus will be supplemented to summarize the terms of any sales through dealers, together with any discounts, commissions or concessions allowed to such dealers in connection therewith. No sale or distributions other than as described herein may be effected until after this Prospectus shall have been appropriately amended or supplemented.

                              RECENT DEVELOPMENTS

      The Company on August 19, 1998 completed the private placement of 700 shares of its Series A 6% Convertible Preferred Stock. For a summary of the placement, its terms and conditions, and the risks and benefits of this placement, please refer to the cover page of this Prospectus and the section of this Prospectus entitled "Risk Factors--Private Placement; Conversion of Preferred Stock; Dilution; Mandatory Redemption."


      The Company has also recently obtained a signed letter of commitment from a major lending institution for a $3 million revolving line of credit, to be secured by certain assets of the Company. The working line would be secured by a first priority security interest in all current and subsequently-acquired accounts receivable of the Company, and the right to a first priority security interest in any inventory, equipment, intangibles and real property acquired in the future by the Company and not previously pledged to another lender. As of the date of this Prospectus, the lender is completing its review of the Company's financial condition, and the Company is awaiting drafts of the definitive loan documents to review. For additional references to this potential source of working capital financing, please see the sections of this Prospectus entitled "Risk Factors-- "Accumulated Deficit; Operating Expenses; Continuation as a Going Concern," "Liquidity; Capital Requirements; Need for Additional Financing," and "Company's Intentions Regarding Seeking
Protection Under Bankruptcy Laws."

                                 LEGAL MATTERS

      The legality of the Stockholder Securities was passed upon for the Company by Davis, Graham & Stubbs LLP, Denver, Colorado.

                                    EXPERTS

      The consolidated financial statements of Integrated Spatial Information Solutions, Inc. incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference (which contains an explanatory paragraph regarding the Company's ability to continue as a going concern) and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

      The financial statements of PlanGraphics, Inc. included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the period set forth in their report (which contains an explanatory paragraph regarding the Company's ability to continue as a going concern) appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                INTEGRATED SPATIAL INFORMATION SOLUTIONS, INC.


                       6,993,380 SHARES OF COMMON STOCK
                      OFFERED BY THE SELLING STOCKHOLDERS

                               ----------------
                                  PROSPECTUS
                               ----------------


                               November __, 1998



      No person is authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table shows all expenses of the issuance and distribution of the securities offered hereby:

      SEC Registration Fee......................................  $ 2,135.39
      State Qualification Expenses..............................  $    5,000
      Printing Expenses.........................................  $      100
      Legal Fees and Expenses...................................  $   50,000
      Accountants' Fees and Expenses............................  $   15,000
      Transfer Agent and Registrar Fees.........................  $      200
      Miscellaneous Expenses....................................  $    1,000
        Total...................................................  $73,435.39

      All amounts listed above, except for the SEC registration fee, are estimates and none are being borne by the Selling Stockholders.

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Article VII of the Articles of Incorporation of the Company provides as follows:

            "The Corporation shall indemnify any and all of its directors, officers, employees, authorized agents or former directors or officers or any person who may have served at its request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor, against expenses actually and necessarily incurred by them to the fullest extent permitted under Colorado Corporate Code, in connection with the defense of any action, suit or proceeding in which they or any of them, are made parties, or a party, by reason of being or having been directors or officers of the Corporation, or of such other corporation, except in relation to matters to which any such director or officer or former director or person shall be adjudged in such action, suit or proceeding to be liable for gross negligence or willful misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under any By-Law agreement, vote of shareholders or otherwise.

            In addition no officer, director, employee or authorized agent shall be personally liable for any injury to person or property arising out of a tort committed by an employee unless such officer or director was personally involved in the situation giving rise to the litigation or unless such officer or director committed a criminal offense. The protection afforded hereby shall not restrict other common law protection and rights that an officer or director may have. This Article shall not restrict the Corporation's right to eliminate or limit the personal liability of a director to the Corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director, and the personal liability of directors to the Corporation and to us shareholders for monetary damages shall be eliminated or limited, to the full extent permitted by the Colorado Corporation Code, except for monetary damages for any breach of the director's duty of loyalty to the Corporation or to its shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts specified in Section 7-5-114 of the Colorado Corporation Code, or any transaction from which the director derived an improper personal benefit. Nor shall the liability of a director of the Corporation be eliminated or limited to the Corporation or to its shareholders for monetary damages for any act or omission occurring prior to the effective date of this Article."

      Article VI of the Bylaws of the Company provides as follows:

            "Each Director and Officer of this Corporation, and each person who shall serve at its request as a Director or Officer of another corporation in which this Corporation owns shares of capital stock or of which it is a creditor, whether or not then in office, and his personal representatives, shall be indemnified by the Corporation against all costs and expenses actually and necessarily incurred by him in connection with the defense of any action, suit or proceeding in which he may be involved or to which he may be made a party by reason of his being or having been such Director or Officer, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for negligence of misconduct in the performance of duty. Such costs and expenses shall include amounts reasonably paid in settlement for the purpose of curtailing the costs of litigation, but only if the Corporation is advised in writing by its counsel that in his opinion the person indemnified did not commit such negligence or misconduct. The foregoing right of indemnification shall not be exclusive of other rights to which he may be entitled as a matter of law or by agreement."

      Insofar as indemnification for liabilities arising under the Act may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS.

    Exhibits

     4.1   Amended and Restated Articles of Incorporation./1/

     4.2   Articles of Amendment to the Articles of Incorporation./2/

     4.3   Articles of Amendment to the Articles of Incorporation./3/

     4.4   Specimen Stock Certificate./4/

     5.1   Opinion and Consent of Davis, Graham & Stubbs LLP.


     13.1 Annual Report on Form 10-KSB for the fiscal year ended September 30, 1997./5/

     13.2 Annual Report on Form 10-KSB/A for the fiscal year ended September 30, 1997./6/

     13.3 Annual Report on Form 10-KSB/A-2 for the fiscal year ended September 30, 1997./7/

     13.4  Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998.
           /8/

     13.5 Quarterly Report on Form 10-QSB/A for the quarter ended June 30, 1998./9/

     23.1  Consents of BDO Seidman, LLP.

     23.2  Consent of Davis, Graham & Stubbs LLP - See Exhibit 5.1.

       24  Power of Attorney to Sign Registration Statement./10/


--------------------


1   Filed as an exhibit to the Company's definitive Proxy Statement, dated
    May 3, 1991 and incorporated herein by reference.
2 Filed as an exhibit to the Company's Current Report on Form 8-K dated November 12, 1996, and incorporated herein by reference.
3 Filed as an exhibit to the Company's Current Report on Form 8-K dated August 13, 1998, and incorporated herein by reference.
4 Filed as an exhibit to the Company's Registration Statement on Form S-18 (Registration No. 33-1484), as filed with the Commission on November 12, 1985, and incorporated herein by reference.
5 Filed with the Commission on January 13, 1998 and incorporated herein by reference.
6 Filed with the Commission on May 21, 1998 and incorporated herein by reference.
7 Filed with the Commission on October 29, 1998 and incorporated herein by reference.
8 Filed with the Commission on August 14, 1998 and incorporated herein by reference.
9 Filed with the Commission on October 13, 1998, and incorporated herein by reference.
10 Filed with the Commission on October 13, 1998 with Amendment No. 3 to this Registration Statement, and incorporated herein by reference.


      Financial Statements


      AUDITED FINANCIAL STATEMENTS OF PLANGRAPHICS, INC. FOR THE PERIOD OCTOBER 1, 1996 THROUGH SEPTEMBER 22, 1997.


      INTEGRATED SPATIAL INFORMATION SOLUTIONS, INC. AND SUBSIDIARY UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR YEAR ENDED
      SEPTEMBER 30, 1997.

ITEM 17.  UNDERTAKINGS.

      A. The undersigned Registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to (a) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act"), (b) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement, and (c) include any additional or changed material information with respect to the plan of distribution disclosed in the Registration Statement; (2) that, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      B. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on the 4th day of November, 1998.


                                 INTEGRATED SPATIAL INFORMATION SOLUTIONS, INC.



                                 By:  /s/ G. Stephen Carreker
                                    -------------------------------------------
                                     G. Stephen Carreker
                                     Chief Executive Officer


       Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


SIGNATURE                  TITLE                               DATE



/s/ Stephen Carreker       Chief Executive Officer, and
-------------------------- Chairman of the Board of Directors  November 4, 1998
G. Stephen Carreker


/s/ John C. Antenucci*     President and Vice-Chairman of
-------------------------- the Board of Directors              November 4, 1998
John C. Antenucci


/s/Frederick G. Beisser*   Vice President-Finance and
-------------------------- Administration and a Director       November 4, 1998
Frederick G. Beisser       (Principal Financial and
                           Accounting Officer)


-------------------------- Director                            November 4, 1998
Jeanne M. Anderson


/s/ J. Gary Reed*          Director                            November 4, 1998
--------------------------
J. Gary Reed


/s/ Raymund E. O'Mara*     Director                            November 4, 1998
--------------------------
Raymund E. O'Mara


/s/ Gary S. Murray*        Director                            November 4, 1998
--------------------------
Gary S. Murray

By:/s/G. Stephen Carreker
   -----------------------
   G. Stephen Carreker
   Attorney-in-fact

                                 EXHIBIT INDEX

Exhibit No.    Description of Exhibit
-------------------------------------------------------------------------------

4.1            Amended and Restated Articles of Incorporation./1/

4.2            Articles of Amendment to the Articles of Incorporation./2/

4.3            Articles of Amendment to the Articles of Incorporation./3/

4.4            Specimen Stock Certificate./4/

5.1            Opinion and Consent of Davis, Graham & Stubbs LLP.


13.1           Annual Report on Form 10-KSB for the fiscal year ended September
               30, 1997./5/

13.2 Annual Report on Form 10-KSB/A for the fiscal year ended September 30, 1997./6/

13.3 Annual Report on Form 10-KSB/A-2 for the fiscal year ended September 30, 1997./7/

13.4           Quarterly Report on Form 10-QSB for the quarter ended June 30,
               1998./8/

13.5           Quarterly Report on Form 10-QSB/A for the quarter ended June 30,
               1998./9/

23.1           Consents of BDO Seidman, LLP.

23.2           Consent of Davis, Graham & Stubbs LLP - See Exhibit 5.1.

24             Power of Attorney to Sign Registration Statement./10/

--------------------
1 Filed as an exhibit to the Company's definitive Proxy Statement, dated May 3, 1991 and incorporated herein by reference.
2 Filed as an exhibit to the Company's Current Report on Form 8-K dated November 12, 1996, and incorporated herein by reference.
3 Filed as an exhibit to the Company's Current Report on Form 8-K dated August 13, 1998, and incorporated herein by reference.
4 Filed as an exhibit to the Company's Registration Statement on Form S-18 (Registration No. 33-1484), as filed with the Commission on November 12, 1985, and incorporated herein by reference.
5 Filed with the Commission on January 13, 1998 and incorporated herein by reference.
6 Filed with the Commission on May 21, 1998 and incorporated herein by reference.
7 Filed with the Commission on October 29, 1998 and incorporated herein by reference.
8 Filed with the Commission on August 14, 1998 and incorporated herein by reference.
9 Filed with the Commission on October 13, 1998, and incorporated herein by reference.
10 Filed with the Commission on October 13, 1998 with Amendment No. 3 to this
   Registration Statement, and incorporated herein by reference.

                               PLANGRAPHICS, INC.






















                              FINANCIAL STATEMENTS
                PERIOD FROM OCTOBER 1, 1996 TO SEPTEMBER 22, 1997

                                                              PLANGRAPHICS, INC.

                                                                        CONTENTS
--------------------------------------------------------------------------------


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS         F-2

BALANCE SHEET AT SEPTEMBER 22, 1997                  F-3 - F-4

STATEMENT OF OPERATIONS FOR THE
 PERIOD ENDED SEPTEMBER 22, 1997                           F-5

STATEMENT OF STOCKHOLDERS' DEFICIT
 FOR THE PERIOD ENDED SEPTEMBER 22, 1997                   F-6

STATEMENTS OF CASH FLOWS FOR THE
 PERIOD ENDED SEPTEMBER 22, 1997                           F-7

SUMMARY OF ACCOUNTING POLICIES                      F-8 - F-10

NOTES TO FINANCIAL STATEMENTS                      F-11 - F-20

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors
PlanGraphics, Inc.
Frankfort, Kentucky


We have audited the accompanying balance sheet of PlanGraphics, Inc. as of September 22, 1997, and the related statement of operations, stockholders' deficit, and cash flows for the period October 1, 1996 to September 22, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PlanGraphics, Inc. at September 22, 1997, and the results of its operations and cash flows for the period October 1, 1996 to September 22, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered a loss from operations, has negative working capital, and may not be able to meet the payment of certain payables within the contractual terms of the agreements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                        /s/BDO Seidman, LLP

Denver, Colorado
December 12, 1997

                                                              PLANGRAPHICS, INC.

                                                                   BALANCE SHEET
--------------------------------------------------------------------------------


September 22,                                                            1997
--------------------------------------------------------------------------------


ASSETS

CURRENT:
  Cash                                                             $   36,569
  Accounts receivable - billed contract fee
   (net of allowance of $127,600)                                   1,024,075
  Accounts receivable - unbilled contract fees                        587,332
  Prepaid expenses and other                                          170,087
--------------------------------------------------------------------------------

Total current assets                                                1,818,063
--------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT:
  Premises and equipment (net of accumulated
   depreciation of $1,234,680)                                      2,506,350
--------------------------------------------------------------------------------

OTHER ASSETS:
  Capitalized software                                                256,291
  Goodwill                                                            142,567
  Other                                                               115,613
--------------------------------------------------------------------------------

Total other assets                                                    514,471
--------------------------------------------------------------------------------

                                                                   $4,838,884
--------------------------------------------------------------------------------

      See accompanying report of independent certified public accountants, summary of accounting policies and notes to financial statements.

                                                              PLANGRAPHICS, INC.

                                                                   BALANCE SHEET
--------------------------------------------------------------------------------


September 22,                                                            1997
-------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT:
  Accounts payable                                                 $  669,985
  Checks issued against future deposits                               338,604
  Note payable related party - current portion                        122,183
  Notes payable - current portion                                     840,000
  Obligation under capital leases - related party
   current portion                                                    135,981
  Accrued expenses                                                    449,129
  Deferred revenue                                                     32,650
--------------------------------------------------------------------------------

Total current liabilities                                           2,588,532

--------------------------------------------------------------------------------

Note payable related party                                            485,593
Obligation under capital leases -
 related party                                                      2,040,403
--------------------------------------------------------------------------------

Total liabilities                                                   5,114,528
--------------------------------------------------------------------------------

Stockholders' Deficit:
  Common stock, no par value; voting; 500,000
   shares authorized; 485,975 shares issued and
   outstanding                                                        153,928

  Common stock, no par value; non-voting; 600,000
   shares authorized; 577,335 issued and
   outstanding                                                        510,082
  Additional paid-in capital                                          523,042
  Accumulated deficit                                              (1,462,696)
--------------------------------------------------------------------------------

Total stockholders' deficit                                          (275,644)
--------------------------------------------------------------------------------

                                                                   $4,838,884
--------------------------------------------------------------------------------


      See accompanying report of independent certified public accountants, summary of accounting policies and notes to financial statements.

                                                              PLANGRAPHICS, INC.

                                                        STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------


                                                                  PERIOD FROM
                                                                OCTOBER 1, 1996
                                                                TO SEPTEMBER 22,
                                                                     1997
--------------------------------------------------------------------------------

Contract revenues                                                 $ 8,133,138

Cost and expenses:
  Salaries and employee benefits                                    5,119,211
  Direct contract costs                                             1,191,683
  Marketing expenses                                                  525,643
  Other operating expenses                                          1,906,816
--------------------------------------------------------------------------------

Total operating expenses                                            8,743,353
--------------------------------------------------------------------------------

Operating loss                                                       (610,215)
--------------------------------------------------------------------------------

Other income (expenses):
  Interest expense                                                   (415,481)
  Other income                                                        113,445
--------------------------------------------------------------------------------

Total other income (expenses)                                        (302,036)
--------------------------------------------------------------------------------

Net loss                                                          $  (912,251)
--------------------------------------------------------------------------------


      See accompanying report of independent certified public accountants, summary of accounting policies and notes to financial statements.

                                                              PLANGRAPHICS, INC.

                                              STATEMENT OF STOCKHOLDERS' DEFICIT
--------------------------------------------------------------------------------


                                      Voting               Non-voting         Additional                 Total
                                   Common Stock           Common Stock         paid-in   Accumulated  Stockholders'
                                Shares     Amount       Shares     Amount      capital     Deficit      Deficit
-------------------------------------------------------------------------------------------------------------------

Balances, October 1, 1996      485,975   $ 153,928     551,980    $ 328,035    $    --    $ (550,445)   $ (68,482)

Issuance of non-voting
 common stock for services        --          --        71,975      247,689         --          --        247,689

Retirement of non-voting
 common stock                     --          --       (46,620)     (65,642)        --          --        (65,642)

Contributed capital               --          --          --           --        523,042        --        523,042

Net loss                          --          --          --           --           --      (912,251)    (912,251)

-------------------------------------------------------------------------------------------------------------------

Balances, September 22, 1997   485,975   $ 153,928     577,335    $ 510,082    $ 523,042  $(1,462,696)  $(275,644)
-------------------------------------------------------------------------------------------------------------------



             See accompanying report of independent certified public
            accountants, summary of accounting policies and notes to
                              financial statements.

                                                              PLANGRAPHICS, INC.

                                                         STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                   PERIOD ENDED
                                                                   SEPTEMBER 22,
                                                                      1997
--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                         $ (912,251)
  Adjustments to reconcile net loss to
   net cash used in operating activities:
    Depreciation and amortization                                     414,029
    Issuance of non-voting common stock for services                  247,689

    Change in assets and liabilities:
     Accounts receivable                                              518,611
     Other assets                                                       8,988
     Accounts payable                                                 109,755
     Accrued expenses                                                (197,742)
     Deferred revenue                                                (395,641)
--------------------------------------------------------------------------------

Net cash used in operating activities                                (206,562)
--------------------------------------------------------------------------------

Cash flows from investing activities:
  Purchase of equipment                                              (256,511)
  Capitalized software                                               (256,583)
--------------------------------------------------------------------------------

Net cash used in investing activities                                (513,094)
--------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Checks issued against future deposits                               338,604
  Proceeds on borrowings                                              150,208
  Payments on notes payable                                          (119,571)
  Payments on obligations under capital lease                        (130,286)
  Retirement of non-voting common stock                               (65,642)
  Contributed capital                                                 523,042
--------------------------------------------------------------------------------

Net cash provided by financing activities                             696,355
--------------------------------------------------------------------------------

Decrease in cash and cash equivalents                                 (23,301)

CASH, beginning of period                                              59,870
--------------------------------------------------------------------------------

CASH, end of period                                                $   36,569
--------------------------------------------------------------------------------


      See accompanying report of independent certified public accountants, summary of accounting policies and notes to financial statements.

                                                              PLANGRAPHICS, INC.

                                                  SUMMARY OF ACCOUNTING POLICIES
--------------------------------------------------------------------------------

ORGANIZATION        PlanGraphics,   Inc.  (the   "Company")  is  an  independent
                    consulting    firm    specializing   in   the   design   and
                    implementation of Geographic  Information Systems ("GIS") as well as advisory  services in the United  States and foreign markets.  The customer base consists primarily of utilities,
                    government  agencies,   and  land  and  resource  management
                    organizations.

                    On September 22, 1997, DCX, Inc., a publicly traded company, acquired all of the outstanding stock of PlanGraphics, Inc. for 2,631,145 shares of common stock at the agreed upon rate of $1.52 per share. The acquisition was accounted for under the purchase method of accounting.

ESTIMATES IN        The  preparation of financial  statements in conformity with
THE FINANCIAL       generally accepted accounting principles requires management
STATEMENTS          to make estimates and  assumptions  that affect the reported
                    amounts  of  assets  and   liabilities   and  disclosure  of
                    contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LONG-TERM ASSETS    The  Company  applies  SFAS  No.  121,  "Accounting  for the
                    Impairment  of  Long-Lived  Assets".  Under  SFAS  No.  121,
                    long-lived  assets and certain  intangibles  are reported at
                    the  lower  of  the  carrying   amount  or  their  estimated
                    recoverable amounts.

CASH                For  purposes of the  statement  of cash flows,  the Company
EQUIVALENTS         considers all highly liquid debt instruments  purchased with an original maturity of three months or less to be cash equivalents.

REVENUE AND         Revenues are recognized as services are provided.
COST RECOGNITION

                    Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as supplies, tools, repairs and depreciation costs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

                                                              PLANGRAPHICS, INC.

                                                  SUMMARY OF ACCOUNTING POLICIES
--------------------------------------------------------------------------------


PROPERTY,           Property and equipment are recorded at cost. Depreciation is
EQUIPMENT AND       provided  on property  and  equipment  by  charging  against
DEPRECIATION AND    earnings,  amounts  sufficient  to amortize the costs of the
AMORTIZATION        assets over their estimated useful lives.

TAXES ON INCOME     The Company  accounts  for income  taxes under SFAS No. 109.
                    Deferred  income  taxes result from  temporary  differences.
                    Temporary  differences are differences between the tax basis of assets and liabilities and their reported  amounts in the
                    financial   statements   that  will  result  in  taxable  or
                    deductible amounts in future years.

CONCENTRATIONS      The  Company's  financial  instruments  that are  exposed to
OF CREDIT RISK      concentrations  of credit risk consist primarily of cash and cash equivalent balances in excess of the insurance provided by governmental insurance authorities. The Company's cash and cash equivalents are placed with financial institutions and are primarily in demand deposit accounts.

GOODWILL Goodwill represents the excess of the cost over the fair value of its net assets acquired at the date of acquisition and is being amortized on the straight-line method over fifteen years.

DEFERRED REVENUE    Deferred revenue  represents  amounts received under certain contracts in excess of revenue recognized.

STOCK OPTION        The Company applies Accounting  Principles Board Opinion 25,
PLANS               "Accounting for Stock Issued to Employees," (APB Opinion 25)
                    and related Interpretations in accounting for all stock option plans. Under APB Opinion 25, no compensation cost has been recognized for stock options granted as the option price equals or exceeds the market price of the underlying common stock on the date of grant.

                    Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), requires the Company to provide pro forma information regarding net income as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123.

                                                              PLANGRAPHICS, INC.

                                                  SUMMARY OF ACCOUNTING POLICIES
--------------------------------------------------------------------------------



FAIR VALUE OF       Unless  otherwise  specified,  the Company believes the book
FINANCIAL           value  of  financial  instruments  approximates  their  fair
INSTRUMENTS         value.

CAPITALIZED         Costs incurred  internally in creating software products for
SOFTWARE COSTS      resale   are   charged  to   expense   until   technological
                    feasibility has been established upon completion of a detail program design. Thereafter, all software development costs are capitalized until the point that the product is ready for sale and subsequently reported at the lower of amortized cost or net realizable value.

                    In accordance with Statement of Financial Accounting Standard No. 86, the Company recognizes the greater amount of annual amortization of capitalized software costs under
                    1) the ratio of current year revenues by product, to the product's total estimated revenues method or 2) over the products estimated economic useful life by the straight-line method.

SOFTWARE            Revenue from  licensing of software  products is  recognized
REVENUE             upon  shipment.  Revenue  from  support  and update  service
RECOGNITION         agreements is deferred at the time the agreement is executed and  recognized  ratably over the  contractual  period.  The
                    Company  recognizes  revenues  from  customer  training  and consulting  services when such  services are  provided.  All
                    costs  associated  with  licensing  of  software   products,
                    support and update services, and training and consulting services are expensed as incurred.

                                                              PLANGRAPHICS, INC.

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



1.  GOING CONCERN

                    As reflected in the accompanying financial statements, the Company has a working capital deficit of $770,469 and the Company has incurred a net loss from operations of $912,251 for the period ended September 22, 1997. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

                    Management's  plans  include,  among other  items,  actively pursuing additional funding in both the debt and equity markets in order to meet working capital requirements, as well as completing the recent merger with DCX, Inc. Additionally, the Company is negotiating the timing of and payment of certain payables to help improve the working capital position. There are no assurances that any of these events will occur or that the Company's plan will be successful. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.  PREMISES  AND
    EQUIPMENT

                    The Company's premises and equipment at September 22, 1997 are summarized as follows:

                    SEPTEMBER 22,                                           1997
                    ------------------------------------------------------------


                    Land and building under capital lease (Note 4)  $ 2,100,000
                    Equipment under capital lease (Note 4)              460,460
                    Furniture, fixtures and equipment                 1,180,570
                    ------------------------------------------------------------

                                                                      3,741,030
                    Accumulated depreciation                         (1,234,680)
                    ------------------------------------------------------------

                                                                    $ 2,506,350
                    ------------------------------------------------------------

                    Depreciation expense was $378,483 for the period ended September 22, 1997.

3.  NOTES           Notes   payable  at  September   22,  1997   represent   the
    PAYABLE         outstanding balances of notes payable to a commercial bank.


                                                                   SEPTEMBER 22,
                                                                        1997
                    ------------------------------------------------------------

                    Note payable to bank in monthly
                    principal installments of $5,000,
                    interest at 8.5% payable quarterly,
                    collateralized by equipment,
                    accounts receivable, a stock pledge
                    agreement of Company shares and an
                    assignment of a $500,000 life
                    insurance policy on an individual.
                    Note matures on April 24, 1998                   $ 640,000

                    Line of credit with a bank, interest
                    at 9.5% payable at maturity on August 7,
                    1997 collateralized by equipment
                    and accounts of the Company                        200,000
                    ------------------------------------------------------------

                    Notes payable - current maturities               $ 840,000
                    ------------------------------------------------------------

                    The $200,000 line of credit was paid in full on October 15, 1997.

                    Notes Payable - Related Party

                    Total amounts under related party notes to a minority shareholder were $607,776 at September 22, 1997. The Company restructured these notes on October 10, 1997 by converting $289,902 of the related party note payable into 170,531 shares of DCX, Inc.'s common stock, paying $150,000 in cash and issuing a note with an interest rate of 10%. The note requires monthly payments of $14,000 principal and interest through October 15, 1998 and the remaining balance of approximately $2,200 is due on November 15, 1998.

                    Certain voting provisions relating to these related party notes were cancelled with the restructuring of the notes.

                    Principal payments on all notes payable due subsequent to September 22, 1997 are as follows:

                    ------------------------------------------------------------

                    1998                                            $  962,183
                    1999                                               485,593
                    ------------------------------------------------------------

                                                                    $1,447,776
                    ------------------------------------------------------------


                    The Company subsequent to September 22, 1997 paid a total of $637,776 leaving a remaining total outstanding of $810,000.

4. OBLIGATIONS      The Company  leases its main office  facility from a related
   UNDER            party,  Capitol View  Development,  LLC,  under a triple net
   CAPITAL          commercial  lease. The President of PlanGraphics,  Inc. owns
   LEASES           approximately ten percent of Capitol View  Development.  The lease includes an annual base rent increasing over the term of the lease plus an adjustment based on Capitol View
                    Development's rate of interest on its loan. The initial lease term is for a period of fifteen years with five renewal options for a term of one year each. Annual rental payments approximate $320,000 per year.

                    The Company also leases certain equipment under capital leases from a related party. Original lease terms are for five years.

                    The following is a schedule, by years, of future minimum payments required under these leases, together with their present value as of September 22, 1997.

                                          Land and
                    September 22,         Building     Equipment       Total
                    ------------------------------------------------------------

                    1997                 $     --           $3,917   $     3,917
                    1998                    327,261         82,331       409,592
                    1999                    330,218         58,411       388,629
                    2000                    335,635         32,523       368,158
                    2001                    337,089           --         337,089
                    2002                    338,133           --         338,133
                    Thereafter            2,500,429           --       2,500,429
                    ------------------------------------------------------------

                                          4,168,765        177,182     4,345,947
                    Less: amount
                        representing
                        interest          2,155,571         13,992     2,169,563
                    ------------------------------------------------------------

                    Present value
                     of minimum
                     lease payments       2,013,194        163,190     2,176,384
                    ------------------------------------------------------------


                                        Less: current portion            135,981
                                        ----------------------------------------

                                        Obligations under
                                         capital leases
                                         after current
                                         portion                      $2,040,403
                                        ----------------------------------------

5. OPERATING        The Company  leases  certain  office  facilities and certain
   LEASE            furniture and  equipment  under  various  operating  leases.
   COMMITMENTS      Lease terms range from one to five years.

                    Minimum annual lease commitments at September 22, 1997 are as follows:

                    September 22,
                    ------------------------------------------------------------

                    1997                                               $  9,606
                    1998                                                119,144
                    1999                                                102,365
                    2000                                                 44,953
                    2001                                                 12,956
                    ------------------------------------------------------------

                                                                       $289,024
                    ------------------------------------------------------------

                    Rental expense for period ended September 22, 1997 totalled $163,509.

6. MAJOR            A significant  portion of the Company's contract revenue was
   CUSTOMER         derived  directly or indirectly  from contracts with a major customer, a gas and electric utility company located in the northeastern United States.

                    This customer represented 25.6% of total sales for the period ended September 22, 1997. In addition, this customer constituted approximately 6% of the Company's accounts receivable at September 22, 1997.

7. PROFIT           The  Company  has a  qualified  profit  sharing  plan with a
   SHARING          401(k)    deferred    compensation     provision    covering
   PLAN             substantially  all employees.  The plan allows  employees to defer up to 20% of their annual salary with a tiered matching contribution by the Company up to 1.75%. Additional contributions are at the Company's discretion. The expense charged to operations for the plan was $50,913 for the period ended September 22, 1997.

8.  INCOME          A  reconciliation   of  the  effective  tax  rates  and  the
    TAXES           statutory U.S. federal income tax rates follows:

                                                                   SEPTEMBER 22,
                                                                        1997
                    ------------------------------------------------------------

                    U.S. federal statutory rates                       (34.0)%
                    State income tax benefit, net
                        of federal tax amount                           (3.3)
                    Increase in deferred tax asset valuation
                        allowance                                       37.3
                    ------------------------------------------------------------

                    Effective tax rate                                    --%
                    ------------------------------------------------------------

                    Temporary differences that give rise to a significant portion of the deferred tax asset are as follows:

                                                                   SEPTEMBER 22,
                                                                        1997
                    ------------------------------------------------------------

                    Net operating loss carryforward                 $  208,000
                    Provision for losses on accounts receivable         47,000
                    Vacation                                            59,000
                    Other                                               30,000
                    ------------------------------------------------------------

                    Total gross deferred tax assets                    344,000
                    Valuation allowance                               (344,000)
                    ------------------------------------------------------------

                    Net deferred tax asset                          $       --
                    ------------------------------------------------------------

                    A valuation allowance equal to the net deferred tax asset has been recorded, as of September 22, 1997, as management of the Company has not been able to determine that it is more likely than not that the deferred tax assets will be realized.

                    At September 22, 1997, the Company had net operating loss carryforwards of approximately $557,000 with expirations through 2012. The net operating losses are limited due to changes in ownership.

9. STOCKHOLDERS'    Common Stock Repurchase Commitments
    EQUITY
                    In October 1996, the Company and a shareholder entered into a stock repurchase agreement whereby the Company agreed to repurchase the shareholder's 18,271 non-voting common shares over a three year period at prices that approximate the appraised value of the shares as of December 31, 1995. The
                    Company's total repurchase obligation over the two years subsequent to September 22, 1997 is as follows:

                    Year Ended September 22,
                    ------------------------------------------------------------

                    1998                                             $  40,417
                    1999                                                43,638
                    ------------------------------------------------------------

                                                                     $  84,055
                    ------------------------------------------------------------

                    In March 1997, a former shareholder of a company acquired by the Company under a Stock Exchange Agreement (the Agreement) exercised his option under the Agreement to sell 25% of his 50,770 non-voting common shares received under the Agreement to the Company at a price of $2.89 per share, the appraised value of the Company's shares as of September 30, 1996. Under the terms of the Agreement, the Company elected to pay the purchase price in twelve equal monthly installments beginning April 1, 1997. Additionally, the former shareholder has the option of selling a maximum of 25% of the shares received under the Agreement annually to the Company at the appraised value of the common shares as of the end of the previous fiscal year.

                    Additionally, all Company common shares issued and outstanding are subject to a right of first refusal held by the Company to repurchase the shares in the event the shareholder desires to transfer ownership of the shares.

                    Capital Stock Transactions and Options

                    On May 7, 1997, the Board of Directors approved a 5 for 1 stock split to be effective in the form of a dividend to shareholders of record on May 7, 1997. The stock split became effective on September 13, 1997 when approved by the shareholders after increasing the number of authorized shares to be 500,000 voting and 600,000 non-voting common shares. All references in the accompanying financial statements have been restated to reflect the stock split.

                    Additionally on May 7, 1997, the Board of Directors approved a non-qualified stock option plan. The Board reserved 107,500 for issuance under the plan. On June 26, 1997, the Board granted the option to purchase 15,500 of non-voting common shares to certain employees at an exercise price of $1.42 per share. Such price represented approximately 50% of the most recent appraised value of common stock share at the date of grant. The Company also granted options to purchase 42,000 shares of non-voting common shares at an exercise price of $2.45 per share. The $2.45 price represents 85% of the most recent appraised value of a common stock share at the date of grant. All of the options granted are subject to vesting requirements and none are exercisable until one year after grant. The options terminate 5 years from the date of grant. The reservation of shares for issuance and the granting of options under the plan are subject to additional shareholder approval for another increase in the number of common shares authorized.

                    All of the options mentioned above were replaced with options of DCX, Inc. at similar terms concurrent with the close of the transaction on September 22, 1997.

                    The Company issued 71,975 shares of non-voting stock for services during the period October 1, 1996 to September 22, 1997. The value of these shares was $247,689. The Company repurchased 46,620 shares during the year for $65,642. The shares repurchased were retired at the time of the DCX, Inc. transaction.

                    FASB Statement 123, "Accounting for Stock-Based Compensation" (SFAS No. 123"), requires the Company to provide pro forma information regarding net income and net income per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimated the fair value of each stock award at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the year ended September 30, 1997: dividend yield of 0 percent, risk-free interest rate of 6 percent and expected option lives of five years.

                    Under the accounting provisions for SFAS No. 123, the Company's actual and pro forma net loss and net loss per share would have been the same as none of the options had vested.

                    A summary of the status of the Company's stock option plans and outstanding options as of September 22, 1997 and changes during the period ending on that date is presented below:

                                                                            1997
                    ------------------------------------------------------------

                                                                        Weighted
                                                                         Average
                                                        Range of        Exercise
                                                        Shares            Price
                    ------------------------------------------------------------

                    Outstanding, beginning of period     478,000         $  0.84

                    Granted                            3,495,623            1.38
                    Cancelled                                 --              --
                    ------------------------------------------------------------

                    Outstanding, end of period         3,465,894         $  1.36
                    ------------------------------------------------------------

                    Options exercisable, end of period        --         $    --

                    Weighted average fair value
                     of options granted during
                     the period                               --         $    --
                    ------------------------------------------------------------

                    Additional Paid in Capital

                    As of September 22, 1997, DCX, Inc. has advanced the Company $500,000 under promissory notes in accordance with the terms of a loan agreement dated July 30, 1997. DCX, Inc. converted the notes payable from the Company to equity with an effective date of September 22, 1997.

10.  COMMITMENTS    Self Insurance

                    The Company is partially self insured for employee medical liabilities which covers risk up to $20,000 per individual covered under the plan. The Company has purchased excess medical liability coverage for individual claims in excess of $20,000 and approximately $250,000 in aggregate with a national medical insurance carrier. Premiums and claim expenses associated with the medical self insurance program are included in the accompanying statement of operations.

11.  SUPPLEMENTAL                                                       1997
     SCHEDULE OF    ------------------------------------------------------------
     NON-CASH
     INVESTING AND  Cash paid for interest                           $ 425,923
     FINANCING
     ACTIVITIES     ------------------------------------------------------------

        INTEGRATED SPATIAL INFORMATION SOLUTIONS, INC. AND SUBSIDIARY
           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR YEAR ENDED SEPTEMBER 30, 1997



                                                                        Integrated
                                                                          Spatial
                                                                         Information        Pro Forma       Consolidated
                                                  PlanGraphics, Inc.    Solutions, Inc.    Adjustments       Pro Forma

Revenue                                              $  8,204,236                --                         $ 8,204,236

Salaries and employee benefits                          5,225,909           799,161                           6,025,070
Direct contract costs                                   1,207,715                --                           1,207,715
Other operating expenses                                2,474,279           732,737         367,859 a         3,574,875
                                                   --------------------------------------------------------------------
Total operating costs                                   8,907,903         1,531,898         367,859          10,807,659
                                                   --------------------------------------------------------------------
Operating income (loss)                                  (703,666)       (1,531,898)       (367,859)         (2,603,423)
Other income                                             (311,734)          300,325                             (11,409)
                                                   --------------------------------------------------------------------

Loss from continuing operations                       $(1,015,400)      $(1,231,573)      $(367,859)        $(2,614,832)
Preferred stock dividends                                                                                        (9,674)
Deemed preferred stock dividends                                                                               (892,592)
                                                                                                          -------------
Net loss attributable to common                                                                              (3,517,098)
stockholders
Loss per common share:
  loss attributable to common
  stockholders                                                                                                    (0.48)
Weighted average number of shares of                                                                          7,345,496
common stock outstanding

Integrated Spatial Information Solutions, Inc. and Subsidiary
Notes to Pro Forma Consolidated Financial Statements

a. To record the amortization of goodwill over a 15 year period.